UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at May 6, 2010

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F....... Form 40-F....X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: May 6, 2010

Print the name and title of the signing officer under his signature.

  800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.tasekomines.com

PROSPERITY PANEL REVIEW HEARINGS COMPLETE

May 6 , 2010, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") announces that six weeks of Federal Panel Review Hearings into the Company's Prosperity Gold-Copper Project (the "Project") have now concluded, the record has been closed and no additional information will be considered by the Panel. The Panel has 60 days to prepare its report for submission to the federal Minister of the Environment and other agencies - no later than July 2, 2010 - as directed by its Terms of Reference. The Minister will then take the matter to the federal Cabinet for a final decision.

"All potential environmental effects were examined by the responsible federal departments, agencies and authorities and based on the evidence and findings presented during these past 6 weeks of hearings, and we remain fully confident that the Cabinet will grant approval for mine development," said Russell Hallbauer, President and CEO. "After hearing all of the evidence, our position remains that there are no significant environmental effects after taking the mitigation measures into account," added Mr. Hallbauer.

Health Canada is satisfied that there are no human health effects or any ecological health concerns associated with building and operating this mine. Both Environment Canada and Natural Resources Canada agree with Taseko's findings concerning water quality and aquatic ecology. On the matter of compensation for impacts on fish habitat, the Company and the Department of Fisheries and Oceans continue to work cooperatively towards resolving any outstanding issues.

Taseko's closing submission to the Panel emphasized some key points, including the economic and social needs of the region, an area in which over the last year consumer bankruptcies have increased by 70 percent, the unemployment rate has increased 84 percent and, in Williams Lake, the residential rental vacancy rates have increased 700 percent. The closing submission is posted on the Taseko website www.tasekomines.com under Events and the Prosperity Project website www.prosperityproject.ca under What's New.

The area where the proposed Prosperity Mine is located is not subject to aboriginal title; it is Crown land, owned and regulated by the Province of British Columbia which issued the Project an Environmental Assessment Certificate and approved the Project for development on January 14, 2010.

Russell Hallbauer
President and CEO

Contact: Brian Battison, VP, Government & Corporate Affairs - 778-373-4543, toll free 1-800-667-2114 or Brian Bergot, Investor Relations - 778-373-4545, toll free 1-800-667-2114

No regulatory authority has approved or disapproved of the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, completion of the mill upgrade on time estimated and at scheduled cost, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.